FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2012

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Disclosure:	“Syngenta announces public offer for Devgen”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel:+41 61 323 23 23 Fax:+41 61 323 24 24 www.syngenta.com	Media contacts: Paul Barrett Switzerland+41 61 323 2323 Daniel Braxton Switzerland+41 61 323 2323	Analyst/Investor contacts: Jennifer Gough Switzerland+41 61 323 5059 USA+1 202 737 6521 Lars Oestergaard Switzerland+41 61 323 6793 USA+1 202 737 6520

Basel, Switzerland, September 21, 2012

Syngenta announces public offer for Devgen

•	Acquisition to reinforce leading position in global rice market
•	Expanded toolbox for development of integrated rice offers
•	RNAi technology for new biological insect control solutions

Syngenta today announced a bid for the Belgian company Devgen, a global leader in hybrid rice and RNAi technology. Completion of the transaction would enable Syngenta to combine its leading crop protection portfolio with Devgen’s best-in-class rice hybrids and broad germplasm diversity. Devgen also brings proven expertise in RNAi-based insect control, for which the two companies signed a global license and research agreement to develop spray applications in May.

The intended takeover bid is for all outstanding shares and warrants issued by Devgen, representing a total consideration of around €403 million. Syngenta has offered €16 for each Devgen share and a price for the warrants set according to market practice.1 The bid has been recommended by the Board of Directors of Devgen and is supported by a number of major shareholders holding approximately 48 percent of all shares. Devgen is listed on the NYSE Euronext Brussels exchange; delisting is planned on completion of the transaction.

Davor Pisk, COO, said: “This acquisition will significantly reinforce our leading global position in rice, enabling us further to expand our integrated offers by incorporating the next generation of hybrid rice. Syngenta has already demonstrated its ability to integrate technologies in ways which meet the needs of smallholder farmers in emerging markets.   Rice is critical to global food security and we expect to make a key contribution to improving productivity. We look forward to welcoming Devgen employees with their knowledge of rice and other crops to Syngenta.”

Sandro Aruffo, Head of R&D, said: “There is immense potential in combining Devgen’s pioneering research in both GM and sprayable RNAi-based crop applications with Syngenta’s broad crop protection portfolio. By building complementary biological insect control solutions into our offer we can increase the options and capabilities we provide to our customers.”

1 The bid will be subject to customary and normal conditions including (i) Syngenta acquiring at least 80% of the shares and (ii) no material adverse change having occurred.

Syngenta – September 21, 2012 / Page 1 of 2

Thierry Bogaert, CEO of Devgen, said: “I am pleased that the achievements and expertise of the Devgen team have been recognized by one of the leading companies in world agriculture. Syngenta’s global scale and reach means that our technology will reach more growers more quickly, enabling vital improvements in crop productivity and protection.”

Full details of the bid will be covered in the offer prospectus submitted by Syngenta and the memorandum of reply prepared by the Board of Directors of Devgen, following approval thereof by the FSMA, the Belgian financial markets regulator.

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions.Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements.We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties.Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – September 21, 2012 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	September 21, 2012	By:	/s/ Dr. Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration